FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Form 6-K dated May 13, 2010 News Release dated May 13, 2010

Registered Office: “Landmark”, Race Course Circle, Vadodara 390 007, India.
Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India.

To the Members:

Disclosure under Section 302 of the Companies Act, 1956

The Board of Directors, at its Meeting held on April 24, 2010, decided (based on the recommendation of the Board Governance, Remuneration & Nomination Committee) that in case Bank-owned accommodation is not provided, Ms. Chanda D. Kochhar, Managing Director & CEO shall be paid House Rent Allowance (HRA) of Rs. 250,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by ICICI Bank and in case of other whole-time Directors namely, Mr. Sandeep Bakhshi, Deputy Managing Director, Mr. N. S. Kannan, Executive Director & CFO, Mr. K. Ramkumar, Executive Director and Mr. Sonjoy Chatterjee, Executive Director,  they shall each be paid HRA of Rs. 200,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may be provided by ICICI Bank subject to the approval of members and the Reserve Bank of India. The HRA of the wholetime Directors had last been revised in April 2007 to Rs. 100,000 per month. In view of the appreciation in rental values since that time, the Board has approved the increased HRA for the wholetime Directors, effective April 1, 2010.

The above remuneration is within the limits prescribed by the applicable provisions of the Companies Act, 1956.

The other terms and conditions of their appointment remain the same.

Memorandum of Interest of Directors

None of the Directors of your Bank, except Ms. Chanda D. Kochhar, Mr. Sandeep Bakhshi, Mr. N. S. Kannan, Mr. K. Ramkumar and Mr. Sonjoy Chatterjee are interested in the revision in the above mentioned remuneration with respect to HRA. Mr. Sonjoy Chatterjee has resigned from the services of the Bank effective April 30, 2010.

Copy of the Resolution passed by the Board at its Meeting held on April 24, 2010 in respect of the above revision in remuneration with respect to HRA, may be inspected at the Registered/Corporate Office of ICICI Bank between 10.30 a.m. and 12.30 p.m. on all working days except Saturday.
By Order of the Board

                                                                Sandeep Batra
Group Compliance Officer &
           Company Secretary
April 30, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 13, 2010	By:	/s/ Shanthi Venkatesan
			Name :	Ms. Shanthi Venkatesan
			Title :	Assistant General Manager